This filing is made pursuant to
Rule 424 (b)(3) under the
Securities Act of 1933
Registration No. 333-52484

PROSPECTUS SUPPLEMENT TO THE PROSPECTUS DATED NOVEMBER 19, 2003

50,000,000 Units
of Limited Liability Company Interest

VESTIN FUND II, LLC

     Vestin Fund II, LLC is a Nevada limited liability company (the “Fund”). We invest in mortgage loans, which are loans where our collateral is real property. The loans will be selected for us by our manager, Vestin Mortgage, Inc. (formerly Capsource, Inc.; hereinafter “Vestin Mortgage”, “Manager” or “Managing Member”). Vestin Mortgage will originate and service our mortgage loans and will be responsible for our day-to-day operations.

     We are offering and selling to the public up to a maximum of 50,000,000 units for $10.00 per unit. This Offering includes units to be issued under our distribution reinvestment plan.

	Price to	Selling Commissions/	Proceeds to
	Public	Expense Reimbursement(2)	the Fund
Per Unit	$10.00	—	$10.00
Total Maximum	$500,000,000.00 (1)	—	$500,000,000.00 (1)

(1)	Includes units purchased under our distribution reinvestment plan.

(2)	All selling commissions and expenses related to this Offering will be paid by Vestin Mortgage. Vestin Mortgage received a deemed capital contribution of 110,000 units in respect of Offering expenses paid by Vestin Mortgage to non-affiliated third parties. Vestin Mortgage will not be reimbursed or credited for any further Offering expenses it incurs.

     Of the total net proceeds we receive from this Offering, we intend to use approximately 3% as a cash reserve and we intend to invest approximately 97% in mortgage loans. As of February 29, 2004, we raised approximately $411,881,185 from this Offering. If the maximum number of units are sold, we will have approximately $485,000,000 to invest in mortgage loans.

     The most significant risks to your investment include:

•	Restricted right to sell or transfer your units

•	Investment in unspecified mortgage loans

•	Restricted distributions and increased risk due to leveraging

•	Total reliance on Vestin Mortgage

•	Conflicts of interest for Vestin Mortgage

•	Payment of substantial fees to Vestin Mortgage

•	Recent organization, limited operating history, and lack of external financing sources

•	Tax risks of the Offering and membership in the Fund

•	Limited voting rights of investors

You should read the complete discussion of the risk factors beginning on page 10 of the Prospectus.

     Units will be sold by Vestin Capital, Inc. (formerly DM Financial Services, Inc.; hereinafter “Vestin Capital”), the lead dealer selling our units in this Offering, as well as by Vestin Mortgage, where permitted. Vestin Capital and Vestin Mortgage are both owned by the same company, Vestin Group, Inc. (formerly known as Sunderland Corporation; hereinafter “Vestin Group”).

     You must purchase at least 200 units for $2,000 (some states may require higher minimum purchases). To purchase units, you must first sign the enclosed subscription agreement and make the representations and warranties included in that agreement. We will sell up to 50,000,000 units. We will terminate the Offering on the earlier of June 30, 2004 or the date on which the sale of the 50,000,000 units offered is completed.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE UNITS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE USE OF FORECASTS IN THIS OFFERING IS PROHIBITED. NO ONE IS PERMITTED TO MAKE ANY ORAL OR WRITTEN PREDICTIONS ABOUT THE CASH BENEFITS OR TAX CONSEQUENCES YOU WILL RECEIVE FROM YOUR INVESTMENT.

March 26, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

When used in this Prospectus Supplement the words or phrases “will likely result,” “are expected to,” “is anticipated,” or similar expressions are intended to identify “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including but not limited to changes in interest rates and fluctuations in operating results. Such factors which are discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations, could affect our financial performance and could cause our actual results for future periods to differ materially from any opinion or statements expressed herein with respect to future periods. As a result, we wish to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made.

BACKGROUND

Vestin Fund II, LLC (the “Company”, “we”, “us” or “our”) was organized in December 2000 as a Nevada limited liability company for the purpose of investing in mortgage loans originated by our manager, Vestin Mortgage, Inc., a licensed mortgage company in the State of Nevada (the “Manager” or “Vestin Mortgage”). The loans are secured by real estate through deeds of trust and mortgages. Vestin Mortgage is a wholly-owned subsidiary of Vestin Group, Inc., a Delaware corporation (“Vestin Group”), whose common stock is traded on the Nasdaq National Market under the ticker symbol “VSTN.” Vestin Group is currently contemplating transferring its securities to the Nasdaq Small Cap Market because it believes it no longer meets the market capitalization requirement for continuing inclusion on the Nasdaq National Market. Vestin Mortgage is also the manager of Vestin Fund I, LLC, Vestin Fund III, LLC and inVestin Nevada, Inc., which are entities engaged in business operations similar to ours.

On June 13, 2001, our Registration Statement as filed with the Securities and Exchange Commission became effective for the initial public offering of up to 50,000,000 units at $10 per unit. We commenced operations on June 15, 2001. We commenced raising funds through the sale of our units in June 2001; this offering will continue until the earlier of such time that we have raised $500 million or June 12, 2004. As of February 29, 2004, we sold approximately 41 million units of the total 50 million units offered. Members may also participate in our Distribution Reinvestment plan whereby the member’s distribution may be used to purchase additional units at $10.00 per unit. As of February 29, 2004, 1.78 million units have been purchased under this plan. Additionally, in connection with our organization, we issued 110,000 units to our Manager for offering costs paid by them to unrelated third parties on our behalf.

The following is a financial review and analysis of our financial condition and results of operations for the three- and six-month periods ended December 31, 2003 and 2002. This discussion should be read in conjunction with our financial statements and accompanying notes and other detailed information appearing elsewhere in this Prospectus Supplement, our report on Form 10-Q for the period ending December 31, 2003, and our report on Form 10-K/A for the year ended June 30, 2003.

OVERVIEW

Our operating results are affected primarily by (i) the amount of capital we have to invest in mortgage loans, (ii) the level of real estate lending activity in the markets we service, (iii) our ability to identify and work with suitable borrowers, (iv) the interest rates we are able to charge on our loans and (v) the level of non-performing assets and loan losses which we experience. Non-performing assets totaled $94.2 million as of December 31, 2003, compared to $30.7 million as of December 31, 2002. Our revenues will continue to suffer until we are able to convert these non-performing assets into interest paying mortgage loans. In addition, we have experienced a decrease in the demand by qualified borrowers for our products. As a result, as of December 31, 2003, we have retained a greater amount of our assets in cash and fewer of our assets are invested in mortgage loans compared to the same period in 2002. Our cash position has increased to approximately 14% of our total assets as of December 31, 2003 compared to approximately 3% of total assets for the same period of 2002. Similarly, the percentage of our investment in mortgage loans has decreased to 68% of total assets as of December 31, 2003 from 86% of total assets as of December 31, 2002. Our revenues have also been impacted by an increase in the number of redemption requests. As of December 31, 2003, we redeemed the maximum number of redemptions allowed for 2003, totaling $31 million or 3.1 million units. Redemptions in the amount of $38.4 million, $33.9 million and $23.2 million have been allocated for 2004, 2005, and 2006, respectively. Between January 1, 2004 and February 10, 2004, we have fulfilled $28.4 million of requests for redemptions related to 2004. An increase in the number of redemptions reduces the amount of funds which can be distributed to our investors.

SUMMARY OF FINANCIAL RESULTS

	Three months ended December 31,		Six months ended December 31,
	2003	2002	2003	2002
Total revenues	$10,464,647	$10,123,913	$22,370,156	$18,977,282
Total expenses	4,074,992	1,261,538	6,522,106	2,276,255

Net income	$6,389,655	$8,862,375	$15,848,050	$16,701,027

Net income allocated to members per weighted average membership units	$0.16	$0.30	$0.40	$0.61

Annualized rate of return to members (a)	6.4%	11.9%	7.9%	12.1%

Weighted average membership units	40,029,576	29,868,724	40,000,851	27,552,608

(a)	The annualized rate of return to members is calculated based upon the net income allocated to members per weighted average units as of December 31, 2003 and 2002 divided by the number of months during the period and multiplied by twelve (12) months, then divided by ten (the $10 cost per unit). This does not represent amounts actually distributed. See discussion below regarding the annualized rate of return.

Three and Six Months Ended December 31, 2003 Compared To Three and Six Months Ended December 31, 2002

Total Revenues. For the three months ended December 31, 2003, our revenues totaled $10.5 million compared to $10.1 million for the same period in 2002, an increase of $0.4 million or 4%. Although interest income decreased by $0.3 million for the period, we recorded a gain on sale of real estate held for sale of $0.5 million. For the six months ended December 31, 2003, our revenues totaled $22.3 million compared to $19.0 million for the same period in 2002, an increase of $2.8 million or 17.0%. The increase in revenue for the six months ended December 31, 2003 compared to the same period in the prior year was primarily due to higher interest income from a higher average loan balance from additional capital raised.

Our non-earning assets increased to $94.2 million as of December 31, 2003 from $30.7 million as of December 31, 2002. Of the non-earning assets, approximately $17 million represented real estate held for sale as of December 31, 2003 compared to approximately $5.0 million as of December 31, 2002. We believe that the increase in non-performing assets is the result of the individual circumstances of the borrowers involved and the risks inherent in our business strategy which entails more lenient underwriting standards and an expedited loan approval process compared to conventional lenders or banking institutions. In addition, as of December 31, 2003, we had total assets of $436.6 million compared to $346.8 million as of December 31, 2002, a 26% increase. The increase in non-performing assets also reflects the continuing weakness in the economy, which has affected the commercial real estate market we serve. Our revenues will continue to suffer until we are able to convert these non-performing assets into interest paying mortgage loans. We will attempt to accomplish this by working with the borrower where possible and by foreclosing on underlying property where necessary. We intend to sell properties acquired through foreclosure as soon as practicable, consistent with our objective of avoiding a loss of principal on our loans. However, we cannot predict how quickly we will be able to sell foreclosed property.

The U.S. economy suffered from a mild recession starting in 2001 and the effects of that recession and the weak recovery have caused a slowdown in the hard money in commercial real estate lending markets we serve. As a result, our investment in mortgage loans has decreased to 68% of our total assets and our investments in cash and cash equivalents increased to approximately 14% of our assets as of December 31, 2003.

In addition, the overall decline in interest rates may be expected to diminish the interest rates we can charge on our loans. The weighted average interest rate on our loans at December 31, 2003 was 11.91%, as compared to 13.11% at December 31, 2002. If the prevailing interest rates continue to decline or remain flat, the average interest rates that we may charge may continue to decrease.

Many of our loans involve interest reserves where the funds lent to the borrower to cover initial interest payments on the loan are not disbursed to the borrower but rather are funded only when needed and authorized, thereby providing us with greater control of interest payments. Funds for the interest payments for the initial interest reserve period may be advanced by us or other lenders, but the amount of the borrower’s loan is increased by the amount of such advances. As of December 31, 2003, we had established interest reserves on 9 loans totaling $70.7 million, or approximately 24% of our outstanding loans.

Total Expenses. For the three months ended December 31, 2003, expenses totaled $4.0 million compared to $1.3 million for the same period in 2002, an increase of $2.7 million. For the six months ended December 31, 2003, expenses totaled $6.5 million compared to $2.3 million for the same period in 2002, an increase of $4.2 million. The increase in total expenses for the three and six months ended December 31, 2003 primarily related to higher interest expense for assets under secured borrowing in the amount of $1.6 million and $2.6 million, respectively, provisions for loan losses totaling $1.9 million and $2.1 million, respectively, additional legal fees related to legal actions involving certain loans in 2003 totaling approximately $180,000 and $302,000, respectively, and expenses incurred in connection with the maintenance of real estate held for sale in the amount of approximately $93,000 and $257,000, respectively. We expect that expenses may remain at this level until we have a reduction in the number of non-earning assets.

Net Income. Overall, the net income for the three months ended December 31, 2003 totaled $6.4 million compared to $8.9 million for the same period in 2002, a decrease of $2.5 million or 28%. Overall, the net income for the six months ended December 31, 2003 totaled $15.8 million compared to $16.7 million for the same period in 2002, a decrease of $0.9 million or 5%.

Annualized Rate of Return to Members. Under U.S. generally accepted accounting principles (“GAAP”), for the three months ended December 31, 2003, annualized rate of return to members totaled 6.4% as compared to 11.9% for the same period in 2002. For the six months ended December 31, 2003, annualized rate of return to members totaled 7.9% as compared to 12.1% for the same period in 2002 on a GAAP basis. The decrease in annualized rate of return to members was the result of an increase in the total dollar amounts of non-performing loans and a lower level of invested assets for the three and six months ended December 31, 2003 compared to similar periods ended December 31, 2002. As of December 31, 2003, non-earning assets was approximately $94.2 million or approximately 22% of our total assets compared to $30.7 million or approximately 8.9% of our total assets as of December 31, 2002. As of December 31, 2003, we held approximately $60 million in cash and $3.1 million in certificates of deposit that mature in three months or less representing approximately 14% of our total assets compared to $3.1 million in cash and $8.8 million in certificates of deposit that mature in three months or less representing approximately 3% of our total assets as of December 31, 2002. The increase in cash resulted from larger than normal cash reserves in order to satisfy redemptions scheduled for early 2004 and reduced demand by qualified borrowers for our products. The increase in cash and lower percentage invested in mortgage loans will result in a lower yield to our members. We expect to invest a greater portion of our cash in mortgage loans. As a result, we expect our percentage of assets held as cash to be reduced over time.

Distributions. For the three months ended December 31, 2003, we distributed a total of $6.7 million or $0.18 per unit to our members compared to $8.6 million or $0.29 per unit to our members for the same period in the prior year. For the six months ended December 31, 2003, we distributed a total of $16.5 million or $0.41 per unit to our members compared to $15.8 million or $0.57 per unit for the same period in 2002. Distributions are calculated based on cash flow from operations less amounts sets aside for the creation or restoration of cash reserves. In addition, distributions may consist of net proceeds from the repayment of principal, the payment of insurance or a guarantee of a mortgage loan or the foreclosure and sale or other disposition of a mortgage loan or real property held for sale. Distributions from net proceeds will reduce the value of our members’ capital accounts. For the three months ended December 31, 2003 and 2002, all of our distributions were attributable to amounts from cash flow and none of our distributions were attributable to funds from net proceeds. For the six months ended December 31, 2003, 98% of distributions were attributable to cash flow and 2% from net proceeds compared to 100% and 0%, respectively, for the same period in 2002. Distributions as a percentage of cash flow may decrease in the near future as we retain funds to restore unit values to approximately $10 per unit.

Under GAAP, our unit value as of December 31, 2003 and June 30, 2003 was $9.72.

INVESTMENTS IN MORTGAGE LOANS SECURED BY REAL ESTATE PORTFOLIO

As of December 31, 2003, we had investments in mortgage loans secured by real estate totaling $308,710,700, including 61 loans with an aggregate principal value of approximately $307,114,823 secured by first deeds of trust. Five loans were also secured by a second deed of trust totaling approximately $1,595,877. Our second mortgage is junior to a first trust deed position held by us.

As of December 31, 2003, the weighted average contractual interest yield on our investment in mortgage loans was 11.91%. These mortgage loans have contractual maturities within the next 24 months.

Losses may occur from investing in mortgage loans. The amount of losses will vary as the loan portfolio is affected by changing economic conditions, the financial position of borrowers, and changes in collateral values from time of loan origination.

As of December 31, 2003, our non-performing loans increased to $77.2 million from approximately $25.7 million as of December 31, 2002. As of December 31, 2003, we had classified 8 of our extended loans, or $54.4 million, as non-performing. We extended 12 loans as of December 31, 2003 pursuant to their original loan agreements, which permit extension by mutual consent. Such extensions are generally granted on loans where the original term was 12 months or less and where a borrower requires additional time to complete a construction project or negotiate take out financing. When we initially grant loans we, among other things, review the financial condition of the borrower and any guarantors, perform a title search, and receive an appraisal. Based upon our review of the factors above as well as other considerations, we decide whether and for how long a loan should be granted. Loan extensions are often contemplated at the time of the initial loan, usually for 90 day increments. Generally, loan extensions will only be made for up to one year from the original date of maturity of the loan. We generally provide extensions on loans which are in full compliance with the terms of the loan. We reevaluate loans on a quarterly basis whether or not the loans are made pursuant to an extension. The 12 loans extended have not incurred any charge-offs.

The conclusion that a mortgage loan is uncollectible or that collectibility is doubtful is a matter of judgment. On a quarterly basis, our Manager evaluates our mortgage loan portfolio for impairment. The fact that a loan is temporarily past due does not necessarily mean that the loan is impaired. Rather, all relevant circumstances are considered by our Manager to determine impairment and the need for specific reserves. This evaluation considers among other matters:

•	prevailing economic conditions;

•	historical experience;

•	the nature of the loan portfolio;

•	the borrowers’ financial condition and adverse situations that may affect the borrowers’ ability to pay;

•	evaluation of industry trends;

•	review and evaluation of loans identified as having loss potential; and

•	estimated fair value of any underlying collateral.

Based upon this evaluation our Manager believes that the allowance for loan losses totaling $11.0 million included in the accompanying balance sheet as of December 31, 2003 is adequate to meet estimated credit losses.

Decisions regarding an allowance for loan losses require judgment about the probability of future events. As a result, there is an inherent risk that such judgment will prove incorrect. In such event, actual losses may exceed (or be less than) the amount of any allowance. To the extent that we experience losses greater than the amount of our allowance, we may incur a charge to our earnings that will adversely affect our operating results and the amount of any distributions payable to our members.

The table below sets forth a rollforward of the allowance in loan losses for the year ended December 31, 2003.

		Beginning Balance				Ending Balance
Loan #	Loan	as of 3/31/03	6/30/2003	9/30/2003	12/31/2003	as of 12/31/03

	General allowance	$1,250,000	$250,000	$250,000	$250,000	2,000,000	(1)
766	Sterling 183 Davis LP	—	700,000	—	1,283,896	1,983,896	(2)
810	Marshall's Vista, LTD.	—	7,000,000	—	—	7,000,000	(3)

		$1,250,000	$7,950,000	$250,000	$1,533,896	$10,983,896

(1)	Based on an assessment of the loan portfolio and historical performance, Vestin Group has estimated the general allowance for loan losses should be approximately 1% of the total investments in mortgage loans. Each quarter, a provision for loan losses has been recorded in the amount of $250,000 for us until such time that the balance in the allowance reaches 1% of the total loan portfolio. Once the allowance is established, it will be adjusted for fluctuations in the balance of the loan portfolio on a quarterly basis.

(2)	The allowance for Sterling Davis was based on an updated appraisal ordered for the purposes of pursuing a deficiency judgment from the borrower.

(3)	The allowance for Marshall’s Vista was based on an updated appraisal performed during the borrower’s bankruptcy proceedings.

In order to further diversify our loan portfolio, we participate in loans with Vestin Group, Vestin Fund I and our Manager. As of December 31, 2003, we had invested in 47 mortgage loans with Vestin Group, Vestin Fund I or our Manager totaling $245.8 million. We sometimes transfer interests in loans from us to Vestin Group, Vestin Fund I or our Manager and obtain interests in loans from Vestin Group, Vestin Fund I and our Manager after the loan has been made. For the 12 months ended December 31, 2003, we transferred interests in three loans to Vestin Fund I in the approximate amount of $2.5 million and had interests in 11 loans transferred to us, in the approximate amount of $16.4 million. We do not recognize any gain or loss on such transfers.

REAL ESTATE HELD FOR SALE

We own real properties that were acquired through foreclosure and recorded as investments in real estate held for sale. At December 31, 2003, we held seven properties with a total carrying value of $17 million, net of a valuation allowance of $9,990. We may share ownership of such properties with Vestin Fund I, Vestin Mortgage or other unrelated parties. These investments in real estate held for sale are accounted for at the lower of cost or fair value less costs to sell, with fair value based on appraisals and knowledge of local market conditions. It is not our intent to invest in or own real estate as a long-term investment.

We have sold three properties in the six months ended December 31, 2003. We owned 40 acres of land containing 354 residential lots in Henderson, Nevada. In July 2003, we sold 138 of these lots for cash. The buyer has an option to purchase the remaining 216 lots over the next three years at a predetermined price, which may be adjusted for potential value increases. We also sold an uncompleted golf course, 65 acres of raw land and an additional parcel of raw land in Mesquite, Nevada in August 2003 and a 200-unit apartment complex in Las Vegas, Nevada that is 98% owned by us and 2% owned by Vestin Fund I. These sales were 100% financed by us. GAAP requires at least 20% of the sale price to be funded by the buyer in order to record a sale. If and when the borrower has paid 20% then we will realize a gain.

CRITICAL ACCOUNTING POLICIES

Revenue Recognition

Interest income on loans is accrued on a monthly basis. We do not recognize interest income from loans once they are determined to be impaired. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the payment of interest is 90 days past due.

Real Estate Held For Sale

Real estate held for sale includes real estate acquired through foreclosure and is carried at the lower of cost or the property’s estimated fair value, less estimated costs to sell. We seek to sell properties acquired through foreclosure as quickly as circumstances permit. The carrying values of real estate held for sale are assessed on a regular basis using the most suitable methods of estimating these values, such as updated appraisals, comparable sales values, purchase offers or any other method deemed suitable to ensure proper estimated valuation allowances have been recorded.

Investments in Mortgage Loans

Investments in mortgage loans are secured by trust deeds and mortgages. Generally, all of our mortgage loans require interest only payments with a balloon payment of the principal at maturity. We have both the intent and ability to hold mortgage loans until maturity and therefore, mortgage loans are classified and accounted for as held for investment and are carried at amortized cost. Loans sold to or purchased from affiliates are accounted for at the principal balance and no gain or loss is recognized by us or any affiliate. Loan-to-value ratios are based on appraisals and may not reflect subsequent changes in value estimates. Such appraisals are generally dated within 12 months of the date of loan origination and may be commissioned by the borrower. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes and timely successful development by the purchaser. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default before completion of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, we may not recover the full amount of the loan.

Allowance for Loan Losses

We maintain an allowance for loan losses on our investment in mortgage loans for estimated credit impairment in our investment in mortgage loans portfolio. Our Manager’s estimate of losses is based on a number of factors including the nature of loans in the portfolio, the borrower’s financial condition and adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions, historical experience, evaluation of industry trends, review and evaluation of loans identified as having loss potential and the estimated fair value of the underlying collateral securing the loan. Additions to the allowance are provided through a charge to earnings and are based on an assessment of certain factors which may indicate estimated losses on the loans. Actual losses on loans are recorded as a charge-off or a reduction to the allowance for loan losses. Subsequent recoveries of amounts previously charged off are added back to the allowance.

Loan Extensions

Loan extensions are often contemplated at the time of the initial loan and are permitted by mutual consent. We generally provide extensions on loans which are in full compliance with the terms of the loan. Accordingly, we do not consider these extensions to be troubled debt restructurings under SFAS No. 15 and 114.

Secured Borrowings

As of December 31, 2003, we had secured borrowings of $50.2 million related to intercreditor agreements. Pursuant to intercreditor agreements, a co-lender may participate in certain loans with us, Vestin Mortgage and Vestin Fund I (collectively, “the Lead Lenders”). In the event of borrower non-performance, the intercreditor agreements generally provide the Lead Lenders with some or all of the rights to either (i) continue to remit to the investor the interest due on the participation amount; (ii) substitute an alternative loan acceptable to the co-lender; or (iii) repurchase the participation from the co-lender for the outstanding balance of the participation plus accrued interest. Consequently, mortgage loan financings under the intercreditor agreements are accounted for as secured borrowings in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

CAPITAL AND LIQUIDITY

Liquidity is a measure of a company’s ability to meet potential cash requirements, including ongoing commitments to fund lending activities and for general operational purposes. We do not have any significant capital expenditures. However, we do have significant redemption obligations as discussed below. At December 31, 2003, we had $60.2 million in cash, $6.8 million in certificates of deposit, and $436.6 million in total assets. Cash reserves should be sufficient to meet our operating needs in the next 12 months. We do not anticipate the need for hiring any employees, acquiring fixed assets such as office equipment or furniture, or incurring material office expenses during the next twelve months because our Manager will continue to manage our affairs. We are charged by our Manager a monthly management fee of up to 0.25% of our aggregate capital contributions. Pursuant to our Operating Agreement, we recorded management fees to our Manager during the three and six months ended December 31, 2003 of approximately $257,000 and $510,000, respectively.

During the six months ended December 31, 2003, cash flows provided by operating activities approximated $16.2 million. Investing activities consisted of cash provided by loan sales and payoffs of approximately $197.2 million, cash used in purchases of investments in mortgage loans approximating $155.8 million and the maturity of certificates of deposit approximating $4.3 million. Financing activities consisted of the payoff of the $2.0 million line of credit, the purchase of new units in the amount of $26.2 million, members’ redemptions in the amount of $21.2 million and distributions of $11.7 million (net of reinvestments). Our Manager deferred fees in the amount of $256,912 and $510,254 for the three and six months ended December 31, 2003, respectively. The deferral of fees, while recorded as an expense under our income statement, has the effect of increasing cash flow from operations which may increase the amount of net cash available for distribution.

As of December 31, 2003, members holding approximately 24% of our outstanding units have elected to reinvest their dividends. The level of dividend reinvestment will depend upon our performance as well as the number of our members who prefer to reinvest rather than receive current distributions of their income.

Any significant level of redemptions by our Members would reduce the capital we have available for investment. Partially due to the number of redemption requests logged for 2004, our percentage of cash increased to $60 million of total assets as of December 31, 2003 compared to $3.1 million as of December 31, 2002. Such redemptions, which totaled approximately $31.0 million for the calendar year ended December 31, 2003 are limited by the terms of our operating agreement and the Internal Revenue Code to not more than 10% of the members’ capital in any calendar year and are subject to other conditions. Beginning capital as of January 1, 2003 was $315.0 million, which limited redemptions to $31.5 million for calendar 2003. During 2003, the total of redemptions made was $31.0 million. Beginning capital as of January 1, 2004 was $384.4 million, which would limit redemptions to $38.4 million for calendar 2004, which represents approximately 3.4 million units. Between January 1, 2004 and February 10, 2004, we have fulfilled $28.4 million of request for redemption related to 2004. As of December 31, 2003, requests to redeem an additional $33.9 million which would represent approximately 3.5 million units in 2005 and $23.2 million representing approximately 2.4 million units in 2006 had been logged. The number of units actually redeemed is dependent upon the value of capital accounts at the time of redemption.

Any significant level of defaults on our outstanding loans could reduce the funds we have available for investment in new loans. Foreclosure proceedings may not generate full repayment of our loans and may result in significant delays in the return of invested funds. This diminishes our capital resources and impairs our ability to invest in new loans. Non-performing assets, which include loans on non-accrual (discussed in Note C) and real estate held for sale (discussed in Note E), totaled $94.2 million at December 31, 2003 compared to $31.7 million as of December 31, 2002. It is possible that no income will be received from these assets until they are disposed of, or that no income will be received from such assets. The time it will take to dispose of these assets cannot be predicted. Real estate held for sale includes real estate acquired through foreclosure and is carried at the lower of cost or the property’s estimated fair value, less estimated costs to sell. We seek to sell properties acquired through foreclosure as quickly as circumstances permit. The carrying values of real estate held for sale are assessed on a regular basis using the most suitable method or methods of estimating these values such as updated appraisals, comparable sales values, purchase offers or any other method deemed suitable to ensure proper estimated valuation allowances have been recorded.

Our Manager believes that total non-performing assets at December 31, 2003 have increased since our year ended June 30, 2003 primarily as a result of factors unique to specific borrowers and the risks inherent in our business strategy which entails more lenient underwriting standards and an expedited loan approval process compared to conventional lenders and banking institutions. Because of the estimated value of the underlying properties, we do not believe that any losses beyond those already recognized will be incurred from these assets upon final disposition. However, it is possible that we will not be able to realize the full estimated carrying values upon disposition, particularly if continuing economic weakness results in declining real estate values.

On June 25, 2003, we refinanced a $15.2 million note due on August 19, 2003 as a new note with the interest rate reduced from 11.0% to 5.5% as a debt restructuring. The new loan has a term of 24 months. Interest income not recognized during the period as a result of the restructure was $187,883.

We are attempting to expand our resources by entering into certain intercreditor agreements. We believe that it is in our best long term interest to have in place relationships with third parties willing to enter into such arrangements in order to expand our funding sources. We will pursue this strategy, even when we have substantial uninvested funds, in order to maintain relationships with such third party lenders. As of December 31, 2003, we had liabilities totaling $50.2 million as secured borrowings related to intercreditor agreements. Pursuant to intercreditor agreements, a co-lender may participate in certain loans with us, Vestin Mortgage and Vestin Fund I (collectively, “the Lead Lenders”). In the event of borrower non-performance, the intercreditor agreement generally provides the Lead Lenders with some or all of the rights to either (i) continue to remit to the co-lender the interest due on the participation amount; (ii) substitute an alternative loan acceptable to the co-lender; or (iii) repurchase the participation from the co-lender for the outstanding balance of the participation plus accrued interest. Consequently, mortgage loan financing under an intercreditor arrangement is accounted for as a secured borrowing in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

In order to provide for increased diversification, we may enter into participation agreements for certain loans. As of December 31, 2003, we had participation interests on 34 loans where non-affiliated co-participants have extended $44.7 million and affiliated co-participants have extended $40.6 million. The aggregate amount of our investment in such participated loans is $256.2 million. Under such participation agreements each lender stands on a pari passu basis.

We maintain working capital reserves of approximately 3% of aggregate members’ capital accounts in cash and cash equivalents. This reserve is available to pay expenses in excess of revenues, satisfy obligations of underlying security properties, expend money to satisfy unforeseen obligations and for other permitted uses of working capital.

FACTORS AFFECTING OUR OPERATING RESULTS

Risks of Investing in Mortgage Loans

Our business is subject to numerous factors affecting our operating results. In addition to the factors discussed above, our operating results may be affected by:

•	Our underwriting standards and procedures are more lenient than conventional lenders in that we will invest in loans to borrowers who will not be required to meet the credit standards of conventional mortgage lenders.

•	We approve mortgage loans more quickly then other mortgage lenders. Due to the expedited nature of our loan approvals, there is a risk that the credit inquiry or evaluation our Manager performs will not reveal all material facts pertaining to the borrower and the security.

•	Appraisals may be performed on an “as-if developed” basis, so that if a loan goes into default prior to completion of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, we may not recover the full amount of the loan. `

•	Our results of operations will vary with changes in interest rates and with the performance of the relevant real estate markets.

•	If the economy is healthy, we expect that more people will be borrowing money to acquire, develop or renovate real property. However, if the economy grows too fast, interest rates may increase too much and the cost of borrowing may become too expensive. This could result in a slowdown in real estate lending which may mean we will have fewer loans to acquire, thus reducing our revenues and the distributions to our members.

•	If the prevailing interest rates are low, then in order to compete we may be forced to charge interest rates at a lower rate then we would otherwise be able to obtain. In addition, if, at a time of relatively low interest rates, if a borrower should prepay obligations that have a higher interest rate from an earlier period, our investors will likely not be able to reinvest the funds in mortgage loans earning that higher rate of interest. In the absence of a prepayment fee, the investors will receive neither the anticipated revenue stream at the higher rate nor any compensation for their loss. This in turn could harm our reputation and make it more difficult for us to attract investors willing to acquire interest in mortgage loans.

Risk of Defaults

Our performance will be directly impacted by any defaults on the loans in our portfolio. As noted above, we may experience a higher rate of defaults than conventional mortgage lenders. We seek to mitigate the risk by estimating the value of the underlying collateral and insisting on lower loan-to-value ratios. However, no assurance can be given that these efforts will fully protect us against losses on defaulted loans. Moreover, during the period of time when a defaulted loan is the subject of foreclosure proceedings, it is likely that we will earn less (if any) income from such loans, thereby reducing our earnings. Furthermore, after the foreclosure proceedings and prior to the disposition of the property, it is likely that we may not earn any income or earn less income than from the loan notwithstanding the loan-to-value ratio of the property.

Real Estate Held for Sale

We own real properties that were acquired through foreclosure and recorded as investments in real estate held for sale. In the past, some of the foreclosed properties we have sold have been 100% financed by us. Generally accepted accounting principles require at least 20% of the sale price to be funded by the buyer in order to record a sale. If and when the borrower has paid 20% then we will be able to realize a gain. Moreover, there is a risk that the buyer will default on the loan granted by us to purchase the real property.

Competition for Borrowers

We consider our competitors for borrowers to be the providers of non-conventional mortgage loans, that is, lenders who offer short-term, equity-based loans on an expedited basis for higher fees and rates than those charged by conventional lenders and mortgage loans investors, such as commercial banks, thrifts, conduit lenders, insurance companies, mortgage brokers, pension funds and other financial institutions that offer conventional mortgage loans. Many of the companies against which we compete have substantially greater financial, technical and other resources than we do. Competition in our market niche depends upon a number of factors including price and interest rates of the loan, speed of loan processing, cost of capital, reliability, quality of service and support services.

Effect of Fluctuations in the Economy

Our sole business of making loans secured by real estate is particularly vulnerable to changes in macroeconomic conditions. Any significant decline in economic activity, particularly in the geographical markets in which we concentrate our loans, could result in a decline in the demand for real estate development loans. In order to stay fully invested during a period of declining demand for real estate loans, we may be required to make loans on terms less favorable to us or to make loans involving greater risk to us. Declines in economic activity are often accompanied by a decline in prevailing interest rates. Although our lending rates are not directly tied to the Federal Reserve Board’s discount rate, a sustained and widespread decline in interest rates will impact the interest we are able to earn on our loans. Since our loans generally do not have prepayment penalties, declining interest rates may also cause our borrowers to prepay their loans and we may not be able to reinvest the amounts prepaid in loans generating a comparable yield. Moreover, any significant decline in economic activity could adversely impact the ability of our borrowers to complete their projects and obtain take-out financing. This in turn could increase the level of defaults we may experience.

LEGAL PROCEEDINGS

The staff of the Pacific Regional Office of the Securities and Exchange Commission (“SEC”) has been conducting an informal inquiry into certain matters related to us, Vestin Group, Vestin Fund I and Vestin Fund III. The staff of the SEC has not identified the reasons for its inquiry, which remains ongoing as of March 10, 2004. We believe that we have fully complied with SEC disclosure requirements and are fully cooperating with the inquiry. We cannot at this time predict the outcome of the inquiry.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, primarily from changes in interest rates. We do not have any assets or liabilities denominated in foreign currencies nor do we own any options, futures or other derivative instruments.

Most of our assets consist of mortgage loans, including those that are financed under intercreditor agreements. At December 31, 2003, our aggregate investment in mortgage loans was $308,710,700 with a weighted average contractual yield of 11.91%. Loans financed under intercreditor agreements totaled $50.2 million at December 31, 2003 and are classified as assets under secured borrowing. Loans financed under intercreditor agreements are at a weighted average contractual interest rate of 12.95%. These mortgage loans financed under intercreditor agreements mature within the next 24 months. All of the outstanding mortgage loans at December 31, 2003 are fixed-rate loans. All of the mortgage loans are held for investment purposes and are held to their maturity date. None of the mortgage loans have prepayment penalties.

As of December 31, 2003, we had cash and investments in certificates of deposit and other short-term deposit accounts totaling $67.0 million, which represents approximately 15% of our assets. We are required, pursuant to our operating agreement, to maintain approximately 3% of our assets as a cash reserve. Additional deposits in such accounts will be made as we receive funds from new investors and funds from the repayment of loans pending the deployment of such funds in new mortgage loans. We believe that these financial assets do not give rise to significant interest rate risk due to their short-term nature.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

Ernst & Young LLP (“E&Y”) will not stand for re-election as our independent auditors. The Audit Committee of Vestin Group, the parent company of Vestin Mortgage, our manager, has engaged Moore, Stephens, Wurth, Frazer & Torbet, LLP as our independent auditors.

E&Y’s reports on our financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the 2002 and 2003 fiscal years, and the subsequent interim period through the date hereof, there were no disagreements between us and E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedures, which if not resolved to E&Y’s satisfaction, would have caused E&Y to make reference to the matter in their reports.

Vestin Fund II, LLC

BALANCE SHEETS

ASSETS

	DECEMBER 31, 2003	JUNE 30, 2003

	(UNAUDITED)
Cash	$60,201,646	$5,740,806
Certificates of deposit	6,790,239	11,075,000
Interest and other receivables	4,442,810	3,898,231
Due from Fund I	518,389	216,171
Investment in mortgage loans, net of allowance for loan losses of $10,983,896 and $9,200,000 at December 31, 2003, and June 30, 2003, respectively	297,405,934	343,280,517
Real estate held for sale	16,955,425	15,833,099
Assets under secured borrowings	50,230,211	26,729,643
Prepaid expenses	67,350	—

	$436,612,004	$406,773,467

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Accounts payable	$344,619	$118,503
Due to Manager	995,059	2,328,150
Due to Vestin Group	436,195	407,564
Line of credit	—	2,000,000
Secured borrowings	50,230,211	26,729,643
Deferred income	200,452	—

Total liabilities	52,206,536	31,583,860

Members’ equity - authorized 50,000,000 units, 39,552,797 units issued at December 31, 2003, and 38,602,848 units at June 30, 2003, issued at $10 per unit and outstanding at $9.72 as of December 31, 2003	384,405,468	375,189,607

Total members’ equity	384,405,468	375,189,607

Total liabilities and members’ equity	$436,612,004	$406,773,467

The accompanying notes are an integral part of these statements.

Vestin Fund II, LLC

STATEMENTS OF INCOME

(unaudited)

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
	DECEMBER 31,		DECEMBER 31,
	2003	2002	2003	2002

Revenues
Interest income from investment in mortgage loans	$10,037,589	$9,767,687	$20,763,021	$18,451,083
Other income	427,058	356,226	1,607,135	526,199

Total revenues	10,464,647	10,123,913	22,370,156	18,977,282

Operating expenses
Management fees to Manager	256,912	187,330	510,254	349,641
Provision for loan losses	1,854,766	250,000	2,104,766	500,000
Interest expense	1,581,092	784,863	2,611,549	1,357,841
Valuation adjustments on real estate held for sale	9,990	—	9,990	—
Expenses related to real estate held for sale	291,449	—	691,444	—
Other	80,783	39,345	594,103	68,773

Total operating expenses	4,074,992	1,261,538	6,522,106	2,276,255

NET INCOME	$6,389,655	$8,862,375	$15,848,050	$16,701,027

Net income allocated to members	$6,389,655	$8,862,375	$15,848,050	$16,701,027

Net income allocated to members per weighted average membership units	$0.16	$0.30	$0.40	$0.61

Weighted average membership units	40,029,576	29,868,724	40,000,851	27,552,608

The accompanying notes are an integral part of these statements.

Vestin Fund II, LLC

STATEMENTS OF MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

(unaudited)

	Units	Amount

Members’ equity at June 30, 2003	38,602,848	$375,189,607
Issuance of units	2,619,938	26,199,376
Distributions	—	(16,535,798)
Reinvestments of distributions	487,489	4,874,890
Members’ redemptions	(2,157,478)	(21,170,657)
Net income	—	15,848,050

Members’ equity at December 31, 2003	39,552,797	$384,405,468

The accompanying notes are an integral part of these statements.

Vestin Fund II, LLC

STATEMENTS OF CASH FLOWS

(unaudited)

	FOR THE SIX	FOR THE SIX
	MONTHS ENDED	MONTHS ENDED
	DECEMBER 31, 2003	DECEMBER 31, 2002

Cash flows from operating activities:
Net income	$15,848,050	$16,701,027
Adjustments to reconcile net income to net cash provided by operating activities:
Valuation allowance on real estate held for sale	9,990
Provision for loan losses	2,104,766	500,000
Expenses related to real estate held for sale	71,870	—
Change in operating assets and liabilities:
Interest and other receivables	(544,579)	(1,722,204)
Other assets	(67,350)	(198,766)
Due to Manager	(1,333,091)	596,343
Due from related party	(273,587)	—
Accounts payable	226,116	—
Deferred income	200,452	—

Net cash provided by operating activities	16,242,637	15,876,400

Cash flows from investing activities:
Purchase of investments in mortgage loans	(120,982,032)	(186,218,994)
Purchase of investments in mortgage loans from:
Vestin Fund I, LLC	(10,000,000)	(13,670,000)
Vestin Mortgage	—	(6,549,976)
Other related party	(6,077,339)	(14,023,151)
Private investor	(16,348,393)	(1,228,870)
Repayment of secured borrowing	(2,441,746)	—
Proceeds received from sale of mortgage loans to:
Vestin Fund I, LLC	806,489	13,575,000
Vestin Mortgage	—	500,856
Other related party	1,375,000	20,200,000
Private investor	34,117,000	—
Proceeds from the sale of mortgage loans	—	38,419,874
Proceeds from loan payoff	160,879,092	68,613,977
Proceeds from sale of real estate held for sale	1,237,560	—
Purchase of investment in certificates of deposit	(15,239)	(2,400,000)
Proceeds from investment in certificates of deposit	4,300,000	—

Net cash provided by (used in) investing activities	46,850,392	(82,781,284)

Cash flows from financing activities:
Proceeds from issuance of membership units	26,199,376	80,627,371
Members’ distributions, net of reinvestments	(11,660,908)	(11,833,773)
Members’ withdrawals	(21,170,657)	(2,958,316)
Payment of line of credit	(2,000,000)	2,000,000

Net cash provided by (used in) financing activities	(8,632,189)	67,835,282

NET INCREASE (DECREASE) IN CASH	54,460,840	930,398
Cash, beginning of period	5,740,806	2,198,542

Cash, ending of period	$60,201,646	$3,128,940

Supplemental disclosures of cash flows information:
Non-cash financing activities:
Distributions payable to Manager	$42,643	$32,358

Loans funded through secured borrowing	$25,942,314	$—

Real estate held for sale acquired through foreclosure	$—	$4,984,899

Deferred debt offering costs paid by Manager	$—	$198,766

The accompanying notes are an integral part of these statements.

VESTIN FUND II, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

(Unaudited)

NOTE A — ORGANIZATION

Vestin Fund II, LLC, a Nevada limited liability company, (the “Company”) is primarily engaged in the business of mortgage lending. The Company invests in loans secured by real estate through deeds of trust and mortgages. The Company was organized in December 2000 and will continue until December 31, 2020 unless dissolved prior thereto or extended by vote of the members under the provisions of the Company’s Operating Agreement.

The Manager of the Company is Vestin Mortgage, Inc. (the “Manager”), a Nevada corporation engaged in the business of brokerage, placement and servicing of commercial loans secured by real property. The Manager is a wholly owned subsidiary of Vestin Group, Inc. (“Vestin Group”), a Delaware corporation, whose common stock is publicly held and traded on the Nasdaq National Market under the symbol “VSTN.” Through its subsidiaries, Vestin Group is engaged in asset management, real estate lending and other financial services and has originated over $1.5 billion in real estate loans. The Operating Agreement provides that the Manager controls the daily operating activities of the Company; including the power to assign duties, to determine how to invest the Company’s assets, to sign bills of sale, title documents, leases, notes, security agreements, mortgage investments and contracts, and to assume direction of the business operations. As a result, the operating results of the Fund are dependent on the Manager’s ability and intent to continue to service the Fund’s assets. The Operating Agreement also provides that the members have certain rights, including the right to terminate the Manager subject to a majority vote of the members.

Vestin Mortgage, Inc. is also the Manager of Vestin Fund I, LLC, (“Fund I”), Vestin Fund III, LLC (“Fund III”) and inVestin Nevada, Inc., entities in the same business as the Company.

The financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company’s annual report on Form 10-K/A for the year ended June 30, 2003.

The results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the full year. In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operation. All such adjustments are of a normal recurring nature.

Certain reclassifications have been made to the prior year’s consolidated financial statements to conform with the current year presentation.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.     MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.     INVESTMENTS IN MORTGAGE LOANS

Investments in mortgage loans are secured by trust deeds and mortgages. Generally, all of the Company’s mortgage loans require interest only payments with a balloon payment of the principal at maturity. The Company has both the intent and ability to hold mortgage loans until maturity and therefore, mortgage loans are classified and accounted for as held for investment and are carried at amortized cost. Loans sold to or purchased from affiliates are accounted for at the principal balance and no gain or loss is recognized by the Company or any affiliate. Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals, which may be commissioned by the borrower, are generally dated within 12 months of the date of loan origination. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes and timely successful development by the purchaser. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

3. ALLOWANCE FOR LOAN LOSSES

The Company maintains an allowance for loan losses on its investment in mortgage loans for estimated credit losses in the Company’s investment in mortgage loans portfolio. The Manager’s estimate of losses is based on a number of factors including the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Additions to the allowance are provided through a charge to earnings and are based on an assessment of certain factors which may indicate estimated losses on the loans. Actual losses on loans are recorded as a charge-off or a reduction to the allowance for loan losses. Subsequent recoveries of amounts previously charged off are added back to the allowance.

4. REAL ESTATE HELD FOR SALE

Real estate held for sale includes real estate acquired through foreclosure and is carried at the lower of the recorded amount, inclusive of any senior indebtedness, or the property’s estimated fair value, less estimated costs to sell.

5.     SECURED BORROWING

As of December 31, 2003, the Company had secured borrowings of $50.2 million related to intercreditor and participation agreements. Pursuant to the intercreditor agreements, the Investor may participate in certain loans with Vestin Mortgage, Vestin Fund II, and the Company (collectively, “the Lead Lenders”). In the event of borrower non-performance, the intercreditor agreements gives the Lead Lenders the right to either (i) continue to remit to the investor the interest due on the participation amount; (ii) substitute an alternative loan acceptable to the investor; or (iii) repurchase the participation from the investor for the outstanding balance of the participation plus accrued interest. Consequently, mortgage loan financing under the intercreditor agreements are accounted for as a secured borrowing in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

Pursuant to the participation agreements, the Investor may participate in certain loans with Vestin Fund II and the Company (collectively, “the Lead Lenders”). In the event of borrower non-performance, the participation agreements gives the participant the right to require substitution of its interest with another loan, or, if the right of substitution is not exercised and the participant holds more than 50% of the loan, the participant may request that the Lead Lender purchase a portion so that the Lead Lender has at least a 50% pro rata share of the non-performing loan. Consequently, mortgage loan financing under the participation arrangement is accounted for as a secured borrowing in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

NOTE C — INVESTMENTS IN MORTGAGE LOANS

Investments in mortgage loans are as follows:

Investment in mortgage loans as of December 31, 2003 are as follows:

	Number		Weighted
Loan	Of		Average	Portfolio	Loan
Type	Loans	Balance	Interest Rate	Percentage	To Value*

Acquisition and development	6	$39,490,064	12.95%	12.79%	49.47%
Bridge	18	82,703,337	10.34%	26.79%	60.97%
Commercial	18	92,393,898	11.96%	29.93%	54.79%
Construction	12	71,966,792	13.52%	23.31%	59.78%
Land	6	20,258,109	10.21%	6.56%	65.64%
Residential	1	1,898,500	14.00%	0.62%	54.02%

	61	$308,710,700	11.91%	100.00%	59.72%

Investment in mortgage loans as of June 30, 2003 are as follows:

	Number		Weighted
Loan	of		Average	Portfolio	Loan
Type	Loans	Balance	Interest Rate	Percentage	To Value*

Acquisition and development	5	$29,147,011	13.25%	8.27%	44.26%
Bridge	6	22,007,371	12.20%	6.24%	65.99%
Commercial	27	147,747,322	11.63%	41.92%	64.85%
Construction	16	116,106,164	13.32%	32.94%	60.05%
Land	10	24,303,120	13.46%	6.89%	48.15%
Residential	7	13,169,529	12.88%	3.74%	66.76%

	71	$352,480,517	12.53%	100.00%	59.47%

*     Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals, which may be commissioned by the borrower, are generally dated no greater than 12 months prior to the date of loan origination. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes, selection by a purchaser against multiple alternatives, and successful development by the purchaser; upon which development is dependent on availability of financing. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

	December 31, 2003	Portfolio	June 30, 2003	Portfolio
Loan Type	Balance	Percentage	Balance	Percentage

First mortgages	$307,114,823	99.48%	$350,486,619	99.43%
Second mortgages**	1,595,877	0.52%	1,993,898	0.57%

	$308,710,700	100.00%	$352,480,517	100.00%

**     All of the Company’s second mortgages are junior to a first trust deed position held by either the Company or the Company’s Manager.

The following is a schedule of contractual maturities of investments in mortgage loans as of December 31, 2003:

2003	$77,200,006
2004	169,600,516
2005	61,910,178

$308,710,700

This does not necessarily indicate when the investments in mortgage loans will be realized in cash.

The following is a schedule by geographic location of investments in mortgage loans as of:

	December 31, 2003	Portfolio	June 30, 2003	Portfolio
	Balance	Percentage	Balance	Percentage

Arizona	$31,062,848	10.06%	$54,080,498	15.34%
California	62,734,741	20.32%	45,636,450	12.95%
Colorado	—	—%	4,137,548	1.17%
Florida	4,656,063	1.51%	4,599,543	1.30%
Hawaii	40,691,559	13.18%	17,537,923	4.98%
Nevada	93,617,763	30.33%	108,907,388	30.90%
New York	17,707,732	5.74%	6,231,259	1.77%
North Carolina	1,610,058	0.52%	—	—%
Ohio	—	—%	12,629,726	3.58%
Oregon	—	—	4,395,115	1.25%
Texas	56,629,936	18.34%	94,325,067	26.76%

	$308,710,700	100.00%	$352,480,517	100.00%

The Company has six mortgage loan products consisting of bridge, commercial, construction, acquisition and development, land, and residential loans. The effective interest rates on all product categories range from 5.5% to 15%. Revenue by product will fluctuate based upon relative balances during the period.

At December 31, 2003, eleven of the Company’s loans totaling $77.2 million were non-performing (more than 90 days past due on interest payments) or past due on principal. These loans have been placed on non-accrual of interest status. The Company has commenced foreclosure proceedings on these loans. The Company’s Manager evaluated all of these loans and concluded that the underlying collateral is sufficient to protect the Company against a loss of principal or interest. Accordingly, no specific allowance for loan losses was deemed necessary for these loans except as noted below.

As of December 31, 2003, the Company is due approximately $4.3 million, net of a valuation allowance of $0.3 million, from Fund I which is included in the $77.2 million of non-performing loans. During July 2003, Fund I foreclosed on its second mortgage on a building located in Las Vegas, Nevada and obtained ownership to the property subject to the existing debt which includes a note payable totaling $4.6 million owed to the Company. During November 2003, Fund I accepted an offer, net of all related costs, to purchase the building for $11,240,000. Based on the pro-rata portion of the book value held by the Company, the acceptance requires a $0.3 million valuation allowance that was recognized during the three months ended December 31, 2003.

As of June 30, 2003, the Company re-evaluated the underlying collateral for one of the above mentioned loans with a principal balance of $13,000,000. The collateral is 570 acres of land near Austin, Texas. The Company made the loan for construction of an 18-hole golf course and clubhouse. The Company ceased funding the construction loan when it determined that the borrower was significantly over budget for construction costs and behind in the timely completion of the project. The Company and the borrower are involved in litigation in Austin, Texas regarding the cessation of funding and the foreclosure. It is impossible to determine the timing or eventual outcome of this litigation. On October 6, 2003, the borrower declared bankruptcy which stayed the foreclosure. The Company has obtained estimates of current value for the partially completed golf course. Based on those estimates, the Company has provided for a specific allowance for loan loss of $7,000,000 related to this impaired loan. This specific allowance is included in the $10,983,896 allowance shown on the balance sheet as of December 31, 2003.

Included in the $77.2 million of non-performing loans, are two loans secured by two real estate parcels in Cedar Park, Texas. The Company has started the foreclosure process on both of these loans. Based on an updated appraisal on one parcel and a letter of intent to purchase on the other parcel, the Company has recorded a valuation adjustment of $1.3 million for the three months ended December 31, 2003. As of December 31, 2003, the total valuation allowance on these loans total $2.0 million.

As of December 31, 2003, the Company’s Manager had granted extensions on 12 loans pursuant to the terms of the original loan agreements, which permit extensions by mutual consent. Such extensions are generally provided on loans where the original term was 12 months or less and where a borrower requires additional time to complete a construction project or negotiate take out financing. The aggregate amount due to the Company from borrowers whose loans had been extended as of December 31, 2003 was approximately $94.0 million. The Company’s Manager concluded that no allowance for loan loss was necessary with respect to these loans as of that date.

The Company’s Manager has evaluated the collectibility of the loans in light of the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. The Company’s Manager believes that the allowance for loan losses totaling $10,983,896 included in the accompanying balance sheet as of December 31, 2003 is adequate to address estimated credit losses in the Company’s investment in mortgage loan portfolio as of that date. The allowance includes the $7.0 million discussed above, $2.0 million related to two other loans, and $2.0 million in general allowance.

Decisions regarding an allowance for loan losses require management’s judgment. As a result, there is an inherent risk that such judgment will prove incorrect. In such event, actual losses may exceed (or be less than) the amount of any allowance. To the extent that the Company experiences losses greater than the amount of its allowance, the Company may incur a charge to its earnings that will adversely affect its operating results and the amount of any distributions payable to its members.

On June 25, 2003, the Company restructured a $15.2 million note due on August 19, 2003 as a new note with the interest rate reduced from 11.0% to 5.5%. No specific reserve has been provided for this loan based on the underlying collateral value. The new loan has a term of 24 months. Interest income not recognized during the period as a result of the restructure was $187,883.

On July 22, 2003, the Company entered into a stipulation with a borrower which among other things reduced the interest rate to 7.0% from 12.5% on the principal balance of $5.5 million (which represents a 27.5% pari passu interest in a first trust deed of $20.0 million), deferred interest payments through October 31, 2003, and extended the maturity date from June 14, 2003 to June 14, 2005. The borrower filed Chapter 11 Bankruptcy on June 26, 2003. The United States Bankruptcy Court approved the stipulation. The borrower has defaulted on the stipulation and the bankruptcy stay has been lifted. The borrower paid interest payments due on November 15, 2003 and December 15, 2003. As approved by the United States Bankruptcy Court, the Company, Fund I and a third-party participant have advanced an additional $2.2 million of post-petition financing. As of January 28, 2004, the borrower had violated the stipulation order and the bankruptcy court allowed the Company to remove its cash collateral, which totaled approximately $700,000. The Company foreclosed on the property at a sale on February 2, 2004 and took title to the property. No specific reserve was provided upon foreclosure based on the estimated underlying collateral value.

NOTE D — RELATED PARTY TRANSACTIONS

For the three and six months ended December 31, 2003 and 2002, the Company recorded management fees to the Company’s Manager of approximately $257,000 and $510,000, compared to $187,000 and $350,000, respectively for the same periods in 2002. Additionally, for the three and six months ended December 31, 2003, the Company recorded pro rata distributions owed to the Company’s Manager of approximately $18,000 and $43,000 based upon the total of 110,000 units owned by the Company’s Manager. For the three and six months ended December 31, 2002, the Company recorded pro rata distributions owed to the Company’s Manager of approximately $32,000 and $66,000. The Company also owes the Company’s Manager and Vestin Group for expenses of approximately $1.1 million related to the securitization of loans that was abandoned.

During the six months ended December 31, 2003, the Company purchased $10,000,000 in investments in mortgage loans from Fund I and $6,077,000 from other related parties. For the same period, the

Company sold approximately $806,000 in investments in mortgage loans to Fund I and $1,375,000 to other related parties wholly-owned by Vestin Group, Inc.’s Chief Executive Officer.

NOTE E — REAL ESTATE HELD FOR SALE

At December 31, 2003, the Company held seven properties with a total carrying value of $17.0 million, net of a valuation allowance of $9,990, which were acquired through foreclosure and recorded as investments in real estate held for sale. The Company may share ownership of such properties with Fund I, the Manager, or other unrelated parties. The summary below includes the Company’s percentage ownership in each property. These investments in real estate held for sale are accounted for at the lower of cost or fair value less costs to sell with fair value based on appraisals and knowledge of local market conditions. It is not the Company’s intent to invest in or own real estate as a long-term investment. The Company seeks to sell properties acquired through foreclosure as quickly as circumstances permit. The following is a summary of real estate held for sale as of December 31, 2003:

Description	% of ownership	Carrying Value

Custom residential property located in Santa Fe, New Mexico	7%	$75,737
40 acres of land containing 354 residential lots in Henderson, Nevada	34%	3,511,233
An approximate 200-unit apartment complex located in Las Vegas, Nevada	98%	7,213,936
11.42 acres of vacant land zoned commercial in Henderson, Nevada	100%	1,990,000
An uncompleted golf course in Mesquite, Nevada	36%	1,208,738
65 acres of raw land in Mesquite, Nevada	41%	928,453
Raw land in Mesquite, Nevada	42%	2,027,328

Total		$16,955,425

In July 2003, the Company entered into an agreement for the sale of a portion of the Company’s interest in 40 acres of land containing 354 residential lots in Henderson, Nevada. The agreement required the buyer to purchase 138 lots for cash and gives the buyer an option to purchase the remaining 216 lots over the next three years at a predetermined price, which may be adjusted for potential value increases. The buyer completed the purchase of the 138 lots on July 14, 2003. The Company recorded a valuation adjustment as of June 30, 2003 of approximately $0.9 million to write down the carrying value of the Company’s interest in the parcel to the amount corresponding to the negotiated sale and option price.

The Company sold an uncompleted golf course, 65 acres of raw land and an additional parcel of raw land in Mesquite, Nevada in August 2003. However, the Company financed 100% of the sale. GAAP requires 20% of the sales price to be funded by the buyer to record a sale. Once the sale is recorded, the Company will have remaining a 42% interest in 28 acres of commercial land in Mesquite, Nevada valued at approximately $1.7 million.

Through foreclosure proceedings in the first calendar quarter of 2003, the Company assumed an approximate 98% ownership of a 200-unit apartment complex as described above. The other 2% is owned by Fund I. The Company had engaged an outside management company to manage the apartment complex, pending its sale. The Company’s share of income from operations for the three months ended September 30, 2003 totaled approximately $98,000 which is included in other income on the accompanying statements of income. On October 20, 2003, the Company sold the property to a third party. However, the Company financed 100% of the sale. GAAP requires 20% of the sales price to be funded by the buyer to record a sale.

NOTE F — SECURED BORROWINGS

As of December 31, 2003, the Company had $50.2 million in secured borrowings pursuant to intercreditor and certain participation agreements with the related amounts included in assets under secured borrowings. For the three-month periods ended December 31, 2003 and 2002, the Company recorded interest expense of approximately $1,581,000 and $785,000, respectively, related to the secured borrowings. For the six-month periods ended December 31, 2003 and 2002, the Company recorded interest expense of approximately $2,612,000 and $1,358,000, respectively, related to the secured borrowings.

NOTE G— NOTE RECEIVABLE

The Company received a note receivable from an unaffiliated borrower in the amount of $2.3 in connection with the sale of real estate. The note requires monthly interest payments at a rate of 8.5% per annum and is payable in full on June 13, 2005. The note is personally guaranteed by the owner of the borrower and is secured by a second deed of trust on 756 acres purchased by the borrower. The note is also related to the Company’s financing of a $1.5 million mortgage note due June 13, 2004, from the borrower for the sale of real estate located in the City of Mesquite, Nevada. The Company is using the cost recovery method of accounting for the financing. Accordingly, the Company will not recognize any income or the $2.3 million note receivable related to this transaction until the principal balance of both notes are paid in full. Payments received by the Company in excess of the principal balance will be recorded as income when, and if, received. Payments totaling $229,268 had been recorded as principal payments on the $1.5 million note through December 31, 2003.

NOTE H — NEW ACCOUNTING PRONOUNCEMENTS

In December 2003, the FASB revised Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). The Company has evaluated its relationships and interest in entities that might be considered VIEs and concluded that no prerequisite conditions exist. Accordingly, the adoption of FIN 46 did not have an effect on the Company’s financial statements.

NOTE I — LITIGATION INVOLVING THE MANAGER

Vestin Group, Vestin Mortgage, and Del Mar Mortgage, Inc., a company wholly owned by Michael Shustek, the largest shareholder and CEO of Vestin Group are defendants in a civil action entitled Desert Land, L.L.C. et al. v. Owens Financial Group, Inc. et al (the “Action”). The Action was initiated by Desert Land, L.L.C. (“Desert Land”) on various loans arranged by Del Mar Mortgage, Inc. and/or Vestin Mortgage. On April 10, 2003, the United States District Court for the District of Nevada (the “Court”) entered judgment jointly and severally in favor of Desert Land against Vestin Group, Vestin Mortgage and Del Mar Mortgage, Inc. Judgment was predicated upon the Court’s finding that Del Mar Mortgage, Inc. received an unlawful penalty fee from the plaintiffs.

Defendants subsequently filed a motion for reconsideration. The Court denied the motion and, on August 13, 2003, held that Vestin Group, Vestin Mortgage, and Del Mar Mortgage, Inc. are jointly and severally liable for the judgment in the amount of $5,683,312.19 (which amount includes prejudgment interest and attorney’s fees). On August 27, 2003, the Court stayed execution of the judgment against Vestin Group and Vestin Mortgage based upon the posting of a bond in the amount of $5,830,000. The bond was arranged by Michael Shustek and was posted without any cost or obligation to Vestin Group and Vestin Mortgage. Additionally, Del Mar Mortgage, Inc. has indemnified Vestin Group and Vestin Mortgage for any losses and expenses in connection with the Action, and Mr. Shustek has guaranteed the indemnification. On September 12, 2003, all of the defendants held liable to Desert Land appealed the judgement to the Ninth Circuit United States Court of Appeals. The Company is not a party to the Action.

NOTE J — LITIGATION INVOLVING THE COMPANY

The Company is involved in a number of legal proceedings concerning matters arising in connection with the conduct of their business activities. The Company believes it has meritorious defenses to each of these actions and intends to defend them vigorously. The Company believes that it is not a party to any pending legal or arbitration proceedings that would have a material adverse effect on the Company’s financial condition or results of operations or cash flows, although it is possible that the outcome of any such proceedings could have a material impact on the Company’s net income in any particular period.

NOTE K — REDEMPTION LIMITATION

In order to comply with the Company’s operating agreement and Internal Revenue Service tax code, the Company may redeem no more than 10% of the members’ capital in any calendar year. Beginning capital as of January 1, 2003 was $315.0 million, which would limit redemptions to $31.5 million for calendar 2003. As of December 31, 2003, the total of redemptions made was $31.0 million. Beginning capital as of January 1, 2004 was $384.4 million, which would limit redemptions to $38.4 million for calendar 2004. As of December 31, 2003, requests to redeem approximately 3.4 million Units in 2004, 3.5 million Units in 2005, and 1.1 million Units in 2006 had been logged. Between January 1, 2004 and February 10, 2004, the Company has fulfilled $28.4 million of request for redemption related to 2004.